Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES
(Unaudited)

	Three Months	For the Fiscal Year Ended
	Ended
(millions, except ratios)	4/3/04 (unaudited)	2003	2002	2001	2000
Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$76	$1,816	$1,143	$1,415	$1,248

Add interest element implicit in rentals	37	167	157	161	136

	113	1,983	1,300	1,576	1,384
Interest capitalized	0	1	4	11	4

Total fixed charges	$113	$1,984	$1,303	$1,587	$1,388

Income
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	($25)	$5,449	$2,453	$1,223	$2,223
Deduct undistributed net income (loss)
of unconsolidated companies	2	8	20	12	17

	(27)	5,441	2,433	1,211	2,206

Add
Fixed charges (excluding interest capitalized)	113	1,983	1,300	1,576	1,384

Income before fixed charges and
income taxes	$86	$7,424	$3,733	$2,787	$3,590

Ratio of income to fixed charges	(A )	3.74	2.86	1.76	2.59

(A)	As a result of the loss for the three months ended April 3, 2004, earnings did not cover fixed charges by $27 million.

Total fixed charges		$113
Income before fixed charges and
income taxes		$86

	deficit	$27